UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

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                                  SCHEDULE 13D
                    Under the Securities Exchange Act of 1934

                                 Amendment No. 4

                            PENN VIRGINIA CORPORATION
                  ---------------------------------------------
                                (Name of Issuer)

                     Common Stock, Par Value $6.25 Per Share
                  ---------------------------------------------
                         (Title of Class of Securities)

                                   707 882 106
                  ---------------------------------------------
                                 (CUSIP Number)


                              Dr. Johannes Teyssen
                     Interkohle Beteiligungsgesellschaft mit
                              beschrankter Haftung
                                Tresckowstrasse 5
                                 30457 Hannover
                           Federal Republic of Germany
                        Telephone: 011 49 (511) 439-2543
                  ---------------------------------------------
                     (Name, Address and Telephone Number of
                    Person Authorized to Receive Notices and
                                 Communications)

                                    Copy to:

                                  Clare O'Brien
                               Shearman & Sterling
                              599 Lexington Avenue
                            New York, New York 10022
                            Telephone: (212) 848-4000

                                January 30, 1997
                  ---------------------------------------------
             (Date of Event Which Requires Filing of This Statement)

        If the filing person has previously filed a statement on Schedule
           13G to report the acquisition which is the subject of this
                 Schedule 13D, and is filing this schedule because of
              Rule 13d-(b)(3) or (4), check the following box |_|.

         Check the following box if a fee is being paid with this Statement |_|. (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)

         Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

         *The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

         The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 (the "Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).


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CUSIP No.    707 882 106
          --------------

(1)      Name of Reporting Person
         S.S. or I.R.S. Identification No. of Above Person
            Interkohle Beteiligungsgesellschaft mit beschrankter Haftung

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(2)      Check the Appropriate Box if a Member of a Group (See Instructions)
|_|      (a)
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|_|      (b)
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(3)      SEC Use Only
                     -----------------------------------------------------------

(4)      Source of Funds (See Instructions)
                                           -------------------------------------

(5)      Check if Disclosure of Legal Proceedings is Required Pursuant to
         Item 2(d) or 2(e).        |_|
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(6)      Citizenship or Place of Organization   Federal Republic of Germany
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    Number of                     (7)    Sole Voting Power   0
      Shares
   Beneficially                   (8)    Shared Voting Power   0
     Owned by
       Each                       (9)    Sole Dispositive Power   0
    Reporting
      Person                     (10)    Shared Dispositive Power   0
       With
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(11)     Aggregate Amount Beneficially Owned by Each Reporting Person   0
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(12)     Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See
         Instructions)        |_|
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(13)     Percent of Class Represented by Amount in Row (11)   0%
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(14)     Type of Reporting Person (See Instructions)   CO
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


         This Amendment No. 4 amends the Statement on Schedule 13D filed with the Securities and Exchange Commission (the "SEC") on July 17, 1989 by Interkohle Beteiligungsgesellschaft mit beschrankter Haftung, a corporation organized under the laws of the Federal Republic of Germany ("Interkohle"), as amended by Amendment No. 1 and Amendment No. 2 filed with the SEC on January 10, 1990 and July 9, 1990, respectively, and as amended and restated in its entirety by Amendment No. 3 filed with the SEC on November 15, 1996 (such Schedule, as so amended and restated, being the "Schedule 13D"). This Amendment No. 4 is filed with respect to shares of Common Stock, par value $6.25 per share, issued by Penn Virginia Corporation, a Virginia corporation (the "Company").

Item 5.  Interest in Securities of the Issuer.

         Items 5 of the Schedule 13D is hereby amended in its entirety to read as follow:

                  "(a)     Except as set forth below, none of Interkohle, PE,
         VKR, Stinnes, Veba, or, to the best knowledge, respectively, of Interkohle and Veba, any of the executive officers or directors of Interkohle, or any of the members of the Management Board and Supervisory Board of Veba, are beneficial owners of any Shares.

                           Dr. Hans Michael Gaul, a member of VEBA Management Board, beneficially owns 5,552 Shares, which includes 5,000 Shares issuable upon exercise of options which are exercisable within 60 days of February 5, 1997. The options granted to Dr. Gaul were granted pursuant to the Company's 1995 Director Stock Option Plan.

                  (b) None of Interkohle, PE, VKR, Stinnes or Veba has any power to vote or direct the vote and to dispose or to direct the disposition of the Shares.

                  (c) On January 30, 1997, Interkohle sold all of 868,258 Shares beneficially owned by it through transactions executed by Morgan Stanley & Co. Incorporated ("Morgan Stanley"), acting as agent, at a price of $41.50 per share, less commissions. As a result of the foregoing transactions, Interkohle, PE, VKR, Stinnes and Veba ceased to be a beneficial owner of any Shares.

                  (d)      Not applicable.

                  (e) On January 30, 1997, Interkohle, PE, VKR, Stinnes and Veba ceased to own beneficially more than five percent of the Shares."

Signatures

After reasonable inquiry and to the best knowledge and belief of each of the undersigned, each of the undersigned certifies that the information set forth in this Statement is true, complete and correct.


February 5, 1997

INTERKOHLE BETEILIGUNGSGESELLSCHAFT MIT BESCHRANKTER HAFTUNG


/s/  Hans-Albert Oppenborn                       /s/  Johannes Teyssen
Name: Dipl. -Kfm. Hans-Albert Oppenborn         Name: Dr. iur. Johannes Teyssen
      ---------------------------------                -------------------------
Title: General Manager                          Title: General Manager


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                                INDEX TO EXHIBITS

Exhibit No.                                         Description
-----------                                         -----------

     1* Exchange Agreement dated May 31, 1989, between Interkohle and the Company, providing for the issuance by the Company and the purchase by Interkohle of 648,488 Shares of the Company, representing 14.61% of the outstanding Common Stock of the Company as of May 31, 1989.

     2* Stockholders' Agreement dated as of May 31, 1989, between Interkohle and Mr. E.B. Leisenring, Jr.

     3* Stock Purchase Agreement dated December 13, 1989, between Interkohle and the Company, as purchasers, and Industrial Equity (Pacific) Limited, as vendor, of, respectively, 174,800 and 82,700 Shares of the Company.

     4* Stock Purchase Agreement dated as of December 13, 1989, between Interkohle and the Company, providing for the issuance by the Company and the purchase by Interkohle of 44,770 Shares of the Company.

     5* Amendment to the Exchange Agreement dated May 4, 1990, among Interkohle and the Company.


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*    Previously filed.